# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UL SOLUTIONS INC, CIK 0001901440
CUSIP: 903731107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 333 PFINGSTEN ROAD, NORTHBROOK, Illinois (IL), 60062
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-26-014367
Filed by CIK 0001021223

## Reporting persons
- Kayne Anderson Rudnick Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 2,935,794; shared voting power 666,173; sole dispositive power 2,973,259; shared dispositive power 666,173; aggregate amount beneficially owned 3,639,432 (4.7% of the class)

## Item 1. Issuer
Name of issuer: UL SOLUTIONS INC
Address of issuer's principal executive offices: 333 PFINGSTEN ROAD, NORTHBROOK, IL, 60062

## Item 2. Person Filing
Name of person filing: Kayne Anderson Rudnick Investment Management, LLC
Address of principal business office or, if none, residence: Kayne Anderson Rudnick Investment Management, LLC - 2000 Avenue of the Stars, Suite 1110, Los Angeles, CA 90067, United States
Citizenship: Kayne Anderson Rudnick Investment Management, LLC - CALIFORNIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,639,432
Percent of class: 4.7
Sole power to vote or to direct the vote: 2,935,794
Shared power to vote or to direct the vote: 666,173
Sole power to dispose or to direct the disposition: 2,973,259
Shared power to dispose or to direct the disposition: 666,173

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kayne Anderson Rudnick Investment Management, LLC: /s/Michael Shoemaker, Chief Compliance Officer (11/12/2026)